# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: YY Group Holding Ltd., CIK 0001985337
CUSIP: G9888Q129
Title of class of securities: Class A Ordinary Shares, each with no par value
Address of issuer's principal executive offices: 60 PAYA LEBAR ROAD #05-43 PAYA LEBAR SQ, SINGAPORE, Singapore (U0), SINGAPORE
Date of event which requires filing of this statement: 07/23/2026
Amends the filing with accession number 0001193805-26-000470
Filed by CIK 0000896493
Persons authorized to receive notices and communications: Kenneth Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; Andrew J. Astore, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Hyperscale Data, Inc. (CIK 0000896493): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 217,399; sole dispositive power 0; shared dispositive power 217,399; aggregate amount beneficially owned 217,399 (6.8% of the class)
- Alpha Structured Finance LP (CIK 0002062284): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Alpha Structured Finance GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ACG Alpha Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ault Lending, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 0; shared voting power 217,399; sole dispositive power 0; shared dispositive power 217,399; aggregate amount beneficially owned 217,399 (6.8% of the class)
- Ault Capital Group, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 217,399; sole dispositive power 0; shared dispositive power 217,399; aggregate amount beneficially owned 217,399 (6.8% of the class)
- AULT MILTON C III (CIK 0001212502): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 1; shared voting power 217,399; sole dispositive power 1; shared dispositive power 217,399; aggregate amount beneficially owned 217,400 (6.8% of the class)
  Comment: The Reporting Person has sole voting and dispositive power over 0.666667 of a fractional share, which has been rounded to the nearest whole number and reflected in the amounts reported in rows 7, 9 and 11.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, each with no par value
Name of issuer: YY Group Holding Ltd.
Address of issuer's principal executive offices: 60 PAYA LEBAR ROAD #05-43 PAYA LEBAR SQ, SINGAPORE, Singapore (U0), SINGAPORE
Comment: This Amendment No. 9 (this "Amendment No. 9") amends the statement on Schedule 13D originally filed by the Reporting Persons on April 15, 2026, as amended (the "Schedule 13D"), and relates to the Class A Ordinary Shares, each with no par value, of YY Group Holding Ltd. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 9 shall have the meaning assigned to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 217,399 Shares beneficially owned by Ault Lending that were purchased directly by Ault Lending with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is approximately $434,720, including brokerage commissions.

The aggregate purchase price of the 0.666667 of a Share beneficially owned by Mr. Ault that was purchased directly by Mr. Ault with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $4,544, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 3,201,764 Shares outstanding as of July 10, 2026, which is the total number of Shares outstanding reported by the Issuer in its Form F-3 filed with the Securities and Exchange Commission (the "SEC") on July 13, 2026.

As of the date hereof, Hyperscale, as the majority holder of the equity interests of Ault Capital, may be deemed to beneficially own the 217,399 Shares beneficially owned by Ault Lending.

Percentage: 6.8%

As of the date hereof, Alpha Fund beneficially owned 0 Shares.

Percentage: 0.0%

As of the date hereof, Alpha GP, as the general partner of Alpha Fund, may be deemed to beneficially own the 0 Shares beneficially owned by Alpha Fund.

Percentage: 0.0%

As of the date hereof, Alpha Management, as the investment manager of Alpha Fund, may be deemed to beneficially own the 0 Shares beneficially owned by Alpha Fund.

Percentage: 0.0%

As of the date hereof, Ault Lending beneficially owned 217,399 Shares.

Percentage: 6.8%

As of the date hereof, Ault Capital, as the majority holder of the equity interests of Ault Lending, may be deemed to beneficially own the 217,399 Shares beneficially owned by Ault Lending.

Percentage: 6.8%

As of the date hereof, Mr. Ault beneficially owned 217,399.67 Shares, including the 0.666667 of a Share beneficially owned directly, and the 217,399 Shares beneficially owned by Ault Lending that, as the Executive Chairman of Ault Capital and the Executive Chairman of Hyperscale, Mr. Ault may be deemed to beneficially own.

Percentage: 6.8%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

Hyperscale:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 217,399
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 217,399

Alpha Fund:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

Alpha GP:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

Alpha Management:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

Ault Lending:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 217,399
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 217,399

Ault Capital:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 217,399
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 217,399

Mr. Ault:
1. Sole power to vote or direct vote: 0.666667
2. Shared power to vote or direct vote: 217,399
3. Sole power to dispose or direct the disposition: 0.666667
4. Shared power to dispose or direct the disposition: 217,399
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

None of the Reporting Persons have engaged in any transactions in the Shares since the filing of Amendment No. 8 except as set forth in Exhibit 1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Transactions in Securities of the Issuer Since the Filing of Amendment No. 8.

## Signatures
- Hyperscale Data, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Executive Chairman (07/27/2026)
- Alpha Structured Finance LP: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer of its Investment Manager (07/27/2026)
- Alpha Structured Finance GP LLC: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer of its Managing Member (07/27/2026)
- ACG Alpha Management LLC: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer (07/27/2026)
- Ault Lending, LLC: /s/ David J. Katzoff, David J. Katzoff, Manager (07/27/2026)
- Ault Capital Group, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Executive Chairman (07/27/2026)
- AULT MILTON C III: /s/ Milton C. Ault, III, Milton C. Ault, III (07/27/2026)